FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

    1.   Press Release(s) for June 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form
20F or Form 40F.

        FORM 20 F   __X__   FORM 40F____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2
(b) under the Securities Act of 1934.

   YES ____   NO   __X___

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused
this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ANGLO SWISS RESOURCES INC.
                                        (Registrant)

Dated: July 28, 2008   BY: ***Chris Robbins***

                             It's   Vice President
                                 (Title)

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ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

July 28, 2008

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
           SEC FILE NO. 0-08797
           FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
        Vice President

June 24, 2008

Anglo Swiss Resources Announces Results of Annual and Special General Meeting

VANCOUVER, BRITISH COLUMBIA, June 24, 2008, 2:00 PST -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce the results and update on the Annual and Special General Meeting held on June 18, 2008, in Vancouver, B.C.

All directors proposed were elected to the board, and the board would like to thank the Anglo Swiss shareholders for such a strong level of support. The board of directors for the ensuing year will consist of Len Danard, President & CEO, Chris Robbins, Vice President, Leroy Wolbaum, Edward J Nunn. PEng. and Greg Pendura,. Brian Canfield is appointed as the Corporate Secretary to the Company.

Anglo Swiss is also advising on the successful approval of all items at the Annual General and Special Meeting of the shareholders. The board of directors has agreed to work toward maximizing shareholder value for Anglo Swiss Resources shareholders and to consider all options to achieve this goal.

The Company has granted 5,000,000 options to its directors, officers and employees at 0.25 for a period of five years. The options will vest according to the 2008 Stock Option Plan and are subject to trading restrictions as per regulatory rules and policies.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit. The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Please visit the company's website at www.anglo-swiss.com or contact:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada   United States
Jeff Walker or Grant Howard   Tony Schor or Jim Foy
The Howard Group Inc.   Investor Awareness Inc.

Toll Free: 1-888-221-0915   1-847-945-2222

www.howardgroupinc.com   http://www.investorawareness.com

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